                        NATIONAL ADVERTISING GROUP, INC.
                        665 N.E. 195th Street, Suite 423
                        North Miami Beach, Florida 33179

                             ----------------------

                        Report Pursuant to Rule 14f-1 of
                      the Securities Exchange Act of 1934

                             ----------------------

To the Shareholders of
National Advertising Group, Inc.:

         This information statement is being mailed commencing on or about June 6, 1997 to shareholders of record as of June 6, 1997, of National Advertising Group, Inc., a Florida corporation (the "Company"), in connection with a pending change in the majority of the Company's Board of Directors. On May 22, 1997, pursuant to the written action of the sole director of the Company, the size of the Company's Board of Directors was increased to two members and Eric J. Rentz was appointed to fill the vacancy on the Company's Board of Directors created by such increase. Pursuant to an understanding between the Company and Inter-Global Investments, Inc., the Company's principal shareholder, it is anticipated that Angel L. Lorie, Jr. will resign as a member of the Company's Board of Directors and James Chow will be appointed to fill the vacancy on the Company's Board of Directors created by the resignation. See "Security Ownership of Certain Beneficial Owners and Management" and "Recent Change in Control."

                                            By Order of the Board of Directors



                                            James Chow,
                                            President

North Miami Beach, Florida
June 6, 1997


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                      OUTSTANDING SHARES AND VOTING RIGHTS

         At the close of business on June 6, 1997, there were 10,000,000 shares of the Company's common stock, $0.001 par value per share ("Common Stock"), outstanding. Holders of Common Stock are entitled to one vote for each share held.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of June 6, 1997, the number of shares of Common Stock of the Company that were owned beneficially by (i) each person who is known by the Company to own beneficially more than 5% of its Common Stock, (ii) each Director and nominee for Director, (iii) each of the named executive officers listed in the Summary Compensation Table (see "Executive Compensation"), and (iv) the officers and Directors (including the nominee for Director) of the Company as a group:



         NAME AND ADDRESS OF                                COMMON STOCK
         BENEFICIAL OWNER (1)                            BENEFICIALLY OWNED
         --------------------                          -----------------------
                                                        SHARES       PERCENT
                                                       ---------    ----------

Inter-Global Investments, Incorporated (2)             9,000,000        90%


James Chow (2) (3)                                     9,000,000        90%


Magnum Ltd. (4)                                          500,000         5%


Eric J. Rentz (2)                                              0         0%

All Directors and officers as a group                  9,000,000        90%
  (2 persons)

----------------

(1)  All shares are owned directly unless otherwise indicated.

(2) Principal address is 665 N.E. 195th Street, Suite 423, North Miami Beach, Florida 33179.

(3) James Chow is the President, Treasurer, and Secretary of the Company and is the sole shareholder of Inter-Global Investments, Incorporated. It is anticipated that upon the resignation of Angel L. Lorie, Jr. from the Company's Board of Directors, Mr. Chow will be appointed to fill the vacancy on the Company's Board of Directors created by such resignation.

(4)  Principal address is 1221 Brickell, Suite 907, Miami, Florida  33131.

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RECENT CHANGE IN CONTROL

         On May 22, 1997, Inter-Global Investments, Incorporated, a Florida corporation ("Inter-Global"), purchased from Florida Atlantic Group, Inc., a Florida corporation, 9,000,000 shares of the Company's common stock for an aggregate purchase price of $85,000 or approximately $.01 per share. The source of the consideration paid for such shares was Inter-Global's working capital.
As a result of the stock purchase, Inter-Global beneficially owns 90% of the Company's outstanding Common Stock. In connection with the stock purchase, the size of the Company's Board of Directors was increased to two members and Eric
J. Rentz was appointed to fill the vacancy on the Company's Board of Directors created by such increase. The Company has filed with the Securities and Exchange Commission and distributed to all its shareholders of record a Report pursuant to Rule 14f-1 of the Securities Exchange Act of 1934, as amended (the "Report"), advising that there is a pending change in the majority of the Board of Directors of the Company. Ten days subsequent to the distribution of the Report, Angel L. Lorie, Jr. will resign as a member of the Company's Board of Directors and James Chow will be appointed to fill the vacancy on the Company's Board of Directors created by such resignation.

                        EXECUTIVE OFFICERS AND DIRECTORS

         The executive officers and directors of the Company are as follows:

Name                            Age              Position
----                            ---              --------

Eric J. Rentz                   41               Director
James Chow                      40               President, Treasurer,
                                                 Secretary and Director Nominee

         ERIC J. RENTZ was appointed to the Company's Board of Directors on May 22, 1997. Dr. Rentz is a Doctor of Osteopathic Medicine. Dr. Rentz has served as the medical director for Physical Medicine Services, P.A. in Hallandale, Florida since 1995. Dr. Rentz served as the Medical Director of Physical Medicine Division in Dania, Florida from 1994 through 1995. From 1993 through 1995 Dr. Rentz conducted private medical research in cell membrane permeability in North Miami Beach, Florida.

         JAMES CHOW was appointed as the Company's President, Treasurer and Secretary on May 22, 1997. It is anticipated that Mr. Chow will fill the vacancy created on the Company's Board of Directors by virtue of the pending resignation of Angel L. Lorie, Jr. Mr. Chow currently serves as the sole director and is the sole shareholder of Inter-Global. The primary business of Inter-Global is financial consulting and investing. Mr. Chow has been a Certified Public Accountant since 1981. Mr. Chow served from 1996 to 1997 as the Regional Financial Controller to Miramar Hotel & Investment Co. Ltd., Hong Kong ("Miramar Hotel"). From 1993 to 1996 Mr. Chow served as the financial controller to Nan Hai Hotel, Sehnzhen, People's Republic of China, a hotel managed by Miramar Hotel. From 1992 until 1993, Mr. Chow served as the Assistant Vice President for Finance and Control for Miramar Hotel. From 1987 until 1992 Mr. Chow served as a senior auditor to the accounting firm of Miller, Kaplan, Araise & Company, Los Angeles, California.

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COMMITTEES

         Currently, the Company does not have a standing audit, nominating or compensation committee of the Board of Directors.

ADDITIONAL INFORMATION CONCERNING DIRECTORS

         The Board of Directors of the Company did not hold any meetings during the fiscal year ended December 31, 1996. The Company's sole director took action by written consent during the year.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The following table sets forth compensation awarded to, earned by or paid to each of the Company's Chief Executive Officer and the four most highly compensated executive officers during fiscal 1996. Information with respect to salary, bonus and other annual compensation is included for the 1994, 1995 and 1996 fiscal years for the officers who were here during those years. The Company has not granted any stock appreciation rights, LTIPs, options nor paid compensation that would qualify as "All Other Compensation" during fiscal 1996.

                                       SUMMARY COMPENSATION

==================================================================================================

                                                 Salary and          Other          Restricted
 Name and Principal Position      Fiscal Year       Bonus        Compensation      Stock Awards
--------------------------------------------------------------------------------------------------


Angel L. Lorie, Jr.                 1994              0              0                 0
 President and Chief                1995           $ 7,380           0             $8,380(1)
 Executive Officer                  1996              0              0                 0


All Executive Officers
 as a Group (the only               1994              0              0                 0
 executive officer is Angel         1995              0              0             $8,380(1)
 L. Lorie, Jr.)                     1996              0              0                 0
==================================================================================================

(1) On September 1, 1994, Angel L. Lorie tendered to the Company 650,000 shares of Common Stock (as adjusted for the 1 for 10 reverse stock split effected April 10, 1997). The Company retired the shares at that time. On March 15, 1995, the Company issued 838,000 (as adjusted) shares of Common Stock to Florida Atlantic Group, Inc., a company controlled by Mr. Lorie ("Florida Atlantic"), in exchange for services rendered to the Company and $1,000 in expenses paid. On April 25, 1997, the Company issued 9,000,000 shares of Common Stock to Florida Atlantic in exchange for services rendered to the Company by Mr. Lorie.

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                      CERTAIN TRANSACTIONS WITH MANAGEMENT

         On April 25, 1997, the Company issued 9,000,000 shares of Common Stock to Florida Atlantic in return for services rendered by Mr. Lorie to the Company and $1,000 in expenses paid.

                      COMPLIANCE WITH SECTION 16(A) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than 10 percent of the Company's Common Stock, to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership of Common Stock. Officers, directors and greater than 10 percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

         To the Company's knowledge, Angel L. Lorie, Jr. did not comply with
Section 16(a) filing requirements during the most recent fiscal year and in prior fiscal years. On August 15, 1993, Mr. Lorie was elected to the Board of Directors of the Company and received 650,000 (as adjusted to reflect a 1 for 10 reverse stock split) shares of Company Common Stock in consideration of services rendered to the Company. On March 3, 1995, the Company issued
838,000 (as adjusted) shares of Common Stock to Florida Atlantic, a company controlled by Mr. Lorie, in consideration of services rendered to the Company by Mr. Lorie. To the Company's knowledge. Mr. Lorie has not filed any beneficial ownership reports.

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